UNITED STATES

SECURITIES AND EXCHANGE COMMISSIONWASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of Septbmer, 2002

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

6660 N.W. Marine Drive,

Vancouver, B.C.

Canada V6T 1Z4

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                 Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech notified that Cook receives CE Mark Approval for the Cook V-FLEX PLUS ptx Coronary Stent

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both national and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

September 5, 2002

By

      Name: Donald E. Longenecker

      Title: President & COO

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
September 5, 2002

COOK V-FLEX PLUS PTX CORONARY STENT RECEIVES CE MARK APPROVAL

Vancouver, B.C. – Angiotech Pharmaceuticals Incorporated (NASDAQ:ANPI; TSX:ANP) was notified by Cook Incorporated that Cook has received CE Mark approval to market its paclitaxel-eluting V-Flex™ Plus PTX coronary stent in the European Community. Cook will begin selling its new drug-eluting coronary stent to European medical institutions immediately. The medical device received CE Mark approval following a comprehensive review by both the Medicines Control Agency (MCA) and Lloyd’s Register Quality Assurance (LRQA).

“We congratulate Cook on this impressive achievement. It is incredibly rewarding to see years of restenosis research culminate in the commercialization of a revolutionary drug-eluting coronary stent,” said William L. Hunter, MD, MSc, Chairman and CEO of Angiotech. “Safety and efficacy are our top priorities, and patients who suffer from coronary artery disease will benefit from Cook’s prudent approach to build a safe and effective paclitaxel-eluting stent that dramatically reduces stent failure.”

Stent failure, also known as restenosis, occurs when there is an overgrowth of scar tissue on a stent effectively clogging the vessel, preventing blood flow.

CE Mark approval of the V-Flex™ Plus PTX coronary stent was based on a comprehensive review of preclinical and clinical data, demonstrating paclitaxel’s cytostatic mechanism of action in inhibiting tissue overgrowth (neointimal hyperplasia). The data included results from Cook’s highly successful European-based ELUTES clinical trial, showing a binary restenosis rate of just 3.1 percent in paclitaxel-coated stents versus 20.6 percent for bare stents.

Cook has licensed the use of paclitaxel to coat its coronary stents from Angiotech.

Paclitaxel is a compound originally isolated from the bark of the Pacific Yew Tree. At a safe, cytostatic dose, paclitaxel prevents restenosis because of its effects on all three mechanisms thought to be important in restenosis: cell division, cell migration, and enzyme production. Cook’s paclitaxel-coated stent is safe as demonstrated in clinical studies and the dose used in stenting is less than 1/3000 of the dose typically used in medical practice. More importantly, paclitaxel has a dose response curve (as demonstrated in clinical studies) that permits a “dialing in” of an optimal amount of scar growth over the stent, to cover and securely incorporate the stent into the vessel wall, protecting against clot formation. Over 4,000 patients have been involved in paclitaxel-coated stent trials with an excellent safety profile. There have been no deaths attributed to paclitaxel-coated stents.

Angiotech Pharmaceuticals, Inc. (www.angiotech.com) is a Canadian pharmaceutical company dedicated to enhancing the performance of medical devices and biomaterials through the innovative use of pharmotherapeutics.

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes,” "may,” "will,” "estimate,” "continue,” "anticipates,” "intends,” "expects” and words of similar import, constitute "forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

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Company Contacts:

Rui Avelar (investors), ext. 996

Cindy Yu (media), ext. 901                     Phone: (604) 221-7676